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                                                                 Exhibit (a)(18)

               DuPont Announces Final Cash Offer Proration Factor

Contact: Susan Gaffney (302) 774-2698

WILMINGTON, Del., Aug. 17 -- DuPont announced today a final proration factor of
16.1936054897 percent for its previously announced cash offer to non-United States persons for DuPont common stock. The offer, which was oversubscribed, expired at 12:00 midnight, New York City time, on August 10, 1999.


Based on the final count by the exchange agent, 48,390,144 shares of DuPont common stock were tendered, including 196,278 shares held by eligible odd-lot shareholders. In accordance with the offer, DuPont has accepted for purchase 8 million shares of DuPont common stock. All shares tendered by eligible odd-lot shareholders have been accepted; all other shares tendered have been accepted at the 16.1936054897 percent proration factor.

DuPont shareholders whose shares were accepted for purchase will not receive the dividend declared by DuPont on July 28, 1999, of $0.35 per share on each share of DuPont common stock held by holders of record on Aug. 13, 1999. The DuPont dividend will be paid on DuPont shares tendered but returned due to proration.

The purchase price, net of applicable withholding taxes, will be paid to tendering shareholders Aug. 18. After the offer, DuPont will have approximately 975 million shares of common stock outstanding.

DuPont has retained the services of D.F. King & Co., Inc. as Information Agent to assist shareholders with the offer. Questions regarding the offer should be directed to D.F. King at 212-269-5550 (collect) outside the United States or 1-800-755-3105 (toll free) in the United States.

DuPont is a science company, delivering science-based solutions that make a difference in people's lives in food and nutrition; health care; apparel; home and construction; electronics; and transportation. Founded in 1802, the company operates in 65 countries and has 92,000 employees.


8/17/99